UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 29, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Participation in online events: 01/May to 07/May

TIM S.A. ("TSA" or “Company”) (B3: TIMS3; NYSE: TIMB), in compliance with Circular Letter No. 7/2020-CVM/SEP and in accordance with the provisions of CVM Resolution No. 44/21 and CVM Instruction No. 480/09, informs to its shareholders and the market in general the participation of its executives in online events, as follows:

Presenters:

Alberto Griselli – Chief Executive Officer at TIM.

Camille Faria – Chief Financial Officer and Investor Relations Officer at TIM.

Leonardo Capdeville – Chief Technology Information Officer at TIM.

Mario Girasole – Regulatory, Institutional and Press Relations Officer at TIM.

Renato Ciuchini – VP of New Business and Innovationat at TIM.

Fabrizio Bozzetto – VP of Strategy, Customer Experience & Data Governance at TIM.

Maria Antonietta Russo – Chief Human Resources Officer at TIM.

Jaques Horn – Chief Legal Officer at TIM.

Bruno Gentil – VP of Business Support at TIM.

Vicente Ferreira – Head of Investor Relations at TIM.

Event: TIM BRASIL DAY – The Next Generation TELCO 2022..

Date and time: May 04th, 2022 at 8:30 AM (BRT).

Link: https://www.timday.com.br/

Topics to be discussed: A day to present our strategic planning and show all the news with the arrival of Next Generation TELCO. Let's discover this new world of possibilities together to continue innovating and setting the pace of the market.

Presenter:

Cláudio Creo – Chief Information Security Officer at TIM.

Event: Cyber Security forum - 10th edition.

Date and time: May 04th, 2022 at 14:00 PM (BRT).

Link: https://www.sympla.com.br/evento-online/cyber-security-10-edicao/1510418?utm_source=akna&utm_medium=email&utm_campaign=Save-the-Date-Cyber-Security-10-Edicao-Brasilia-DF

Topics to be discussed: Cyber Security will gain even more relevance with the implementation of new technologies and the evolution of society, such as: 5G, Metaverse, hybrid work, electronic voting support, IoT, Cloud, among others. How are companies planning their security investments? How to establish an effective security policy? What are the challenges of Cyber Security managers in Digital Government?

Rio de Janeiro, April 29, 2022.

TIM S.A. Camille Loyo Faria Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: April 29, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer